NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of holders of common shares, (the “Shareholders”) of Crosshair Energy Corporation (“Crosshair”) will be held on March 14, 2012 at Crosshair’s offices, Suite 1240, 1140 West Pender Street, Vancouver, British Columbia at 10:00 a.m. (local time in Vancouver).

At the Meeting, Shareholders will be asked to participate in the following special meeting business matters:

(a)
to consider, and if thought fit, to pass, with or without variation, an ordinary resolution approving the conversion of Subscription Receipts, to be issued in the Subscription Receipt Private Placement for aggregate gross proceeds of up to  $4,758,800, and the resulting issuance or potential issuance of up to 18,559,320 Common Shares, as more particularly described in the Information Circular; and

(b)	transacting such other business as may properly come before the said meeting or any adjournment thereof.

Only Shareholders of record at the close of business on February 13, 2012 the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolutions(s), except to the extent that a Shareholder has transferred any securities of Crosshair subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose.  To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

DATED at Vancouver, British Columbia this 1st day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Yours truly,

(signed) Mark J. Morabito

Mark J. Morabito

Executive Chairman